Mail Stop 3561

April 18, 2008

Dr. Lionel L. Reilly
President and CEO
Professional Veterinary Products, Ltd.
10077 South 134th Street
Omaha, NE 68138

      RE: Professional Veterinary Products, Ltd.
             Form 10-K for the Year Ended July 31, 2007 filed October 25, 2007
             File No. 0-26326

Dear Dr. Reilly:

     We have completed our review of your Form 10-K and have no further comments at this time.

                 Sincerely,

                 James Allegretto
                 Senior Assistant Chief Accountant